June 30, 2011

Donald B. Field
Staff Attorney
US Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	The Guitammer Company, a Nevada corporation
Form 10-12G
Filed May 27, 2011 File No. 000-54331

Mr. Field:

Because of vacation schedules, we are not able to file by July 1, 2011 an Amendment to the referenced registration statement responding to the Commission Staff’s comment letter dated June 17, 2011. We plan to file the Amendment on or before July 8, 2011.

Very Truly Yours,

s/ Mark A. Luden

Mark A. Luden, President